AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 2021

REGISTRATION NOS. 333-191476

811-22894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]
PRE-EFFECTIVE AMENDMENT NO.	[ ]
POST-EFFECTIVE AMENDMENT NO. 247	[X]
AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ ]
AMENDMENT NO. 250	[X]

INVESTMENT MANAGERS SERIES TRUST II

(Exact Name of Registrant as Specified in Charter)

235 West Galena Street

Milwaukee, Wisconsin 53212

(Address of Principal Executive Offices, including Zip Code)

Registrant's Telephone Number, Including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, California 91740

(Name and Address of Agent for Service)

COPIES TO:

Laurie Anne Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, California 92626

It is proposed that this filing will become effective (check appropriate box):

[X] immediately upon filing pursuant to paragraph (b) of Rule 485; or

[  ] on _______________ pursuant to paragraph (b) of Rule 485; or

[  ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485;

[  ] on _______________ pursuant to paragraph (a)(1) of Rule 485; or

[  ] 75 days after filing pursuant to paragraph (a)(2) of Rule 485; or

[  ] on _______________ pursuant to paragraph (a)(2) of Rule 485; or

[  ] on _______________ pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

[  ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 247 to the Investment Managers Series Trust II (the “Trust”) Registration Statement on Form N-1A hereby incorporates Part A and Part B from the Registrant’s Registration Statement on Form N-1A filed on June 21, 2021 (Accession No. 0001398344-21-013235). This Post-Effective Amendment No. 247 is being filed solely for purpose of filing exhibits to the Registration Statement. This Post-Effective Amendment No. 247 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement.

PART C: OTHER INFORMATION

Sunbridge Capital Emerging Markets Fund

ITEM 28.	EXHIBITS

(a)	(1)	Agreement and Declaration of Trust of Registrant dated September 16, 2013 is incorporated herein by reference to Exhibit (a)(1) to Registrant’s Registration Statement on Form N-1A filed with the Commission on September 30, 2013.

(i) Amendment to the Agreement and Declaration of Trust of Registrant dated October 20, 2020 is incorporated herein by reference to Exhibit (a)(1)(i) of Post-Effective Amendment No. 227 filed with the Commission on October 28, 2020.

	(2)	Certificate of Trust dated August 13, 2013 is incorporated herein by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-1A filed with the Commission on September 30, 2013.

(3)

Certificate of Designation of the Sunbridge Capital Emerging Markets Fund is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 238 filed with the Commission on March 16, 2021.

(b)		Amended By-Laws of Registrant is incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 92 filed with the Commission on August 12, 2016.

(c)		Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Agreement and Declaration of Trust and Bylaws.

(d)	(1) (2)

Investment Advisory Agreement between the Trust and Sunbridge Capital Partners LLC is incorporated herein by reference to Exhibit (d) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

Form of Investment Advisory Agreement between Rochdale Emerging Markets (Mauritius) and Sunbridge Capital Partners LLC – filed herewith.

(e)		Distribution Agreement is incorporated herein by reference to Exhibit (e) of Post-Effective Amendment No. 212 filed with the Commission on April 29, 2020.

	(1)	Distribution Agreement dated May 31, 2017 is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 153 filed with the Commission on August 15, 2018.

(f)		Bonus or Profit Sharing Contracts is not applicable.

(g)		Custody Agreement is incorporated herein by reference to Exhibit (g) of Post-Effective Amendment No. 212 filed with the Commission on April 29, 2020.

(h)		Other Material Contracts:

	(1)	Transfer Agency Agreement dated October 16, 2013 is incorporated herein by reference to Exhibit (h)(1) of Pre-Effective Amendment No. 1 filed with the Commission on November 18, 2013.

	(2)	Fund Accounting Agreement dated October 16, 2013 is incorporated herein by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 1 filed with the Commission on November 18, 2013.

	(3)	Co-Administration Agreement dated October 16, 2013 is incorporated herein by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 1 filed with the Commission on November 18, 2013.

	(4)	Operating Expense Limitation Agreement is incorporated herein by reference to Exhibit (h)(4) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

	(5)	Amended and Restated Shareholder Service Plan is incorporated herein by reference to Exhibit (h)(5) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

(i)		Opinion and Consent of Legal Counsel is incorporated herein by reference to Exhibit (i) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

(j)		Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Exhibit (j) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

(k)		Not applicable.

(l)		Form of Initial Subscription Agreement is incorporated herein by reference to Exhibit (l) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

(m)		Rule 12b-1 Plan is incorporated herein by reference to Exhibit (m) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

(n)		Rule 18f-3 Plan is incorporated herein by reference to Exhibit (n) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

(o)		Powers of Attorney for Larry D. Tashjian, Thomas Knipper, Kathleen K. Shkuda, John P. Zader, Eric M. Banhazl and Terrance Gallagher is incorporated herein by reference to Exhibit (o) of Post-Effective Amendment No. 197 filed with the Commission on October 18, 2019.

(p)		Code of Ethics:

	(1)	Code of Ethics of the Trust is incorporated herein by reference to Exhibit (p)(1) of Post-Effective Amendment No. 173 filed with the Commission on February 22, 2019.

	(2)	Code of Ethics of Sunbridge Capital Partners LLC is incorporated herein by reference to Exhibit (p) of Post-Effective Amendment No. 245 filed with the Commission on June 21, 2021.

ITEM 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

See the Statement of Additional Information.

ITEM 30.	INDEMNIFICATION

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Registrant’s Agreement and Declaration of Trust, which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has also entered into Indemnification Agreements with each of its trustees which provide that the Registrant shall advance expenses and indemnify and hold harmless each trustee in certain circumstances against any expenses incurred by a trustee in any proceeding arising out of or in connection with the trustee’s service to the Registrant, to the maximum extent permitted by the Delaware Statutory Trust Act, the Securities Act of 1933 and the Investment Company Act of 1940, and which provide for certain procedures in connection with such advancement of expenses and indemnification.

Pursuant to the Distribution Agreement between the Trust and IMST Distributors, LLC (the “Distributor”), the Trust has agreed to indemnify, defend and hold the Distributor, and each of its present or former directors, members, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act (“Distributor Indemnitees”), free and harmless (a) from and against any and all losses, claims, demands, liabilities, damages, charges, payments, costs and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages, charges, payments, costs or expenses and any counsel fees incurred in connection therewith) of any and every nature (“Losses”) which Distributor and/or each of the Distributor Indemnitees may incur under the 1933 Act, the 1934 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in the registration statement or any prospectus, an annual or interim report to shareholders or sales literature, or any amendments or supplements thereto, or arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Trust’s obligation to indemnify Distributor and any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information relating to the Distributor and furnished to the Trust or its counsel by Distributor in writing for the purpose of, and used in, the preparation thereof; (b) from and against any and all Losses which Distributor and/or each of the Distributor Indemnitees may incur in connection with this Agreement or the Distributor’s performance hereunder, except to the extent the Losses result from the Distributor’s willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement, (c) from and against any and all Losses which Distributor and/or each of the Distributor Indemnitees may incur resulting from the actions or inactions of any prior service provider to the Trust or any Funds in existence prior to, and added to Schedule A after, the date of this Agreement, or (d) from and against any and all Losses which Distributor and/or each of the Distributor Indemnitees may incur when acting in accordance with instructions from the Trust or its representatives; and provided further that to the extent this agreement of indemnity may require indemnity of any Distributor Indemnitee who is also a trustee or officer of the Trust, no such indemnity shall inure to the benefit of such trustee or officer if to do so would be against public policy as expressed in the 1933 Act or the 1940 Act.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

With respect to the Advisor, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission (“SEC”). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

Item 32.	IMST Distributors, LLC

Item 32(a)	IMST Distributors, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	Investment Managers Series Trust
2.	Investment Managers Series Trust II

Item 32(b)	The following are the Officers and Manager of the Distributor. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Teresa Cowan	111 E. Kilbourn Avenue, Suite 2200, Milwaukee, WI 53202	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None
Susan K. Moscaritolo	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

Item 32(c)	Not applicable.

ITEM 33.	LOCATION OF ACCOUNTS AND RECORDS.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s Transfer Agent, Fund Accountant and Co-Administrator	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212
Registrant’s Co-Administrator	Mutual Fund Administration, LLC 2220 E. Route 66, Suite 226 Glendora, California 91740
Registrant’s Custodian	UMB Bank, n.a. 928 Grand Boulevard, 5th Floor Kansas City, Missouri, 64106
Registrant’s Advisor	Sunbridge Capital Partners, LLC 808 Brickell Key Drive, #2108 Miami, Florida 33131
Registrant’s Distributor	IMST Distributors, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101

ITEM 34.	MANAGEMENT SERVICES

Not applicable.

ITEM 35.	UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Milwaukee and State of Wisconsin, on the 25th day of June, 2021.

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Terrance Gallagher
Terrance Gallagher, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the 25th day of June, 2021, by the following persons in the capacities set forth below.

Signature	Title

†
Thomas Knipper	Trustee

†
Kathleen K. Shkuda	Trustee

†
Larry D. Tashjian	Trustee

†
John P. Zader	Trustee

†
Eric M. Banhazl	Trustee

/s/ Terrance P. Gallagher
Terrence P. Gallagher	Trustee, President and Principal Executive Officer

/s/ Rita Dam
Rita Dam	Treasurer and Principal Financial Officer

† By	/s/ Rita Dam
Attorney-in-fact, pursuant to power of attorney previously with Post-Effective Amendment No. 197 filed on October 18, 2019.

Exhibit Index

Exhibits	Exhibit No.
Form of Investment Advisory Agreement between Rochdale Emerging Markets (Mauritius) and Sunbridge Capital Partners LLC	EX99.28(d)(2)